K E N N E T H I. D E N O S, P. C.

                          11585 SOUTH STATE, SUITE 102
                               DRAPER, UTAH 84020
                                 (801) 816-2511
                               FAX:(801) 816-2599
                               KDENOS@DENOSLAW.COM

                                 January 6, 2006

VIA FEDERAL EXPRESS
Mr. Jay Ingram
Mr. John Reynolds
U.S. SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
Office of Emerging Growth Companies
450 Fifth Street, N.W., Mail Stop 0511
Washington, D.C. 20549
Telephone (202) 942-2791
Facsimile (202) 942-9516

         RE:      CANCER THERAPEUTICS, INC.
                  REGISTRATION STATEMENT ON FORM SB-2
                  FILE NO. 333-119915
                  AMENDMENT FILED:  JANUARY 9, 2006

Dear Messrs. Ingram and Reynolds:

     This firm serves as counsel to Cancer Therapeutics, Inc. in connection with its submission of a registration statement with the Securities and Exchange Commission on Form SB-2. We acknowledge receipt of your comments to our initial filing on Form SB-2 dated December 8, 2005. We thank you for your input and this letter is intended to respond accordingly. Each paragraph number of this letter corresponds to your comments to us dated December 8, 2005, and we have attached two redlined copies and one clean copy, each such copy bound, of our amended registration statement on Form SB-2 for your timely review and comment as appropriate. We note to you that references to page numbers in the registration statement will be with respect to the redlined copies.

PROSPECTUS COVER PAGE
---------------------

1. COMMENT. Please footnote the table to indicate the offering expenses and net proceeds to the company for the minimum and maximum.

     RESPONSE: We have footnoted the table on the prospectus cover page to indicate the offering expenses and net proceeds to Cancer Therapeutics for the minimum and maximum received from the offering.

2.   COMMENT. Update the summary financial data to include the interim period.

     RESPONSE: We have updated the summary finance data to include the interim period on page 7.

BUSINESS, PAGE 12
-----------------

3. COMMENT. Include all of the disclosure required by Item 101 (c) of Regulation S-B.

     RESPONSE: We have included in our disclosure on page 35 all of the required items as per Item 101(c) of Regulation S-B specifically stating that:

     a. We will send an annual report to our stockholders, together with our annual audited financial statements.

     b. As of the effective date of this registration statement of which this prospectus forms a part, Cancer Therapeutics became subject to the informational requirements of the Securities Exchange Act of 1934, as amended and, in accordance therewith, will file annual, quarterly and
     current  reports,   proxy  statements,   and  other  information  with  the
     Commission.

     c. Reports and other information filed by Cancer Therapeutics with the Commission pursuant to the informational requirements of the Exchange Act will be available for inspection and copying at prescribed rates at the Public Reference Room maintained by the Commission at 100 F. Street, NE, Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Our filings with the Commission are also available to the public over the Internet at the Commission's website at http://www.sec.gov.

     d. We have followed the SEC's encouragement of listing and added our website on page 35.


4. COMMENT. Please provide the basis for the following statement on page 14 "cryobank is a tumor storage service that has continually been effective in preserving tumors."

     RESPONSE:  We have  provided  the  basis  for  this  statement  on page 18.

5. COMMENT. The following statement on page 14 does not make sense: "[w]e have received clearance from the FDA to under Investigational New Drug numbers IND 2791, and IND 6533 to use the T-cell therapy for research only." Please clarify.

     RESPONSE: We have clarified this statement on page 18.

6. COMMENT. We reissue our prior comment 9 because your disclosure does not adequately address the basis for your ability to provide your services without FDA approval. Please revise our disclosure on this topic to explicitly state how, without FDA approval, you are able to provide your services. With regard to disclosure in prior amendments regarding your ability to provide your services under Georgia state law, we continue to note that you have not responded to our inquiries about this disclosure.

     Please address the staff's concerns about your prior disclosure. In doing so, we again refer you to comments 12 and 13 of our letter of July 8, 2005.

     RESPONSE: We have disclosed on pages 23 and 24 the basis for being able to continue to use our Cryobank without governmental approval.

          We have extracted any reference to Georgia law because we were under the mistaken understanding that Dr. Oldham could continue to use T-Cell therapy as a part of Georgia's practice of medicine legislation. We believed that Georgia Senate Bill 381 allowed him to treat patients using this therapy within Georgia, but not across state lines. After further review we no longer believe that our T-Cell therapy and Vaccines can be administrated without INDs.

          This is an irrelevant point because Dr. Oldham has only operated pursuant to the INDs for research only, and is in good standing with the FDA on INDs 2972 and 6533. He has not provided Vaccine services since IND 8725 was placed on hold.

7. COMMENT. Your revisions in response to our prior comment 10 are difficult to comprehend because the disclosure does not appear in a centralized location in the prospectus. We therefore reissue our prior comment 10. In a tabular format, please provide disclosure that sets for each IND number what the IND relates to the IND's current status, the milestones that have yet to be accomplished, and the costs and timeframes associated with moving forward with each IND.

     RESPONSE: We have created a comprehensive table and it is located on page 25 in the Governmental Regulation section.

GOVERNMENT APPROVAL, PAGE 19
----------------------------

8. COMMENT. Please explain the reasons why you are able to provide Cryobank services without FDA approval.

     RESPONSE: We have explained these reasons on Pages 23 and 24.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
----------------------------------------------

9. COMMENT. The principal and interest balances on the related party notes discussed hereunder should be updated to reconcile with the table on page 12 and the most recent balance sheet presented.

     RESPONSE: Please see our changes on page 30.


10. COMMENT. Indicate the percentage of Mr. Oldham's "minority" interest in Immune complex Corp.

     RESPONSE: We have disclosed Mr. Oldham's interest on page 30.

ITEM 27. EXHIBITS
-----------------

11. COMMENT. Section 4 of the subscription agreement filed as exhibit 10.6 should be removed.

     RESPONSE:  We have removed this  section from the  subscription  agreement.

FINANCIAL STATEMENTS
--------------------
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
-------------------------------------------------------

12. COMMENT. The date of the accountant's report (October 18, 2004) should not precede the date of the audited financial statements (May 31, 2005). Please advise your accountant to revise the report accordingly.

     RESPONSE: We have made these changes.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
--------------------------------------------------------

13. COMMENT. Refer to prior comment 15. Please ensure that the revised consent references the correct date of the audit report.

     REPONSE: We have placed the correct date on the audit report.


     We hope that our responses to your comments have been both timely and succinct. If you require any further information, please contact me at the number above via telephone or fax, or by e-mail at kdenos@denoslaw.com.


                                          KENNETH I. DENOS P.C.


                                          /s/Kenneth I. Denos
                                          ----------------------------
                                          Kenneth I. Denos


cc:   Robert Oldham, M.D.
      Michael Low
      Chene Gardner